

WHISKEY BOND
11.1.2020

INTRODUCTION

Vispiri Inc. DBA Cleveland Whiskey (the "Company") is presenting an exclusive fixed return investment opportunity to enter a market of exceptional growth, American Bourbon and Rye Whiskey, while supporting the continued expansion and success of the Company.

The Whiskey Bonds (each, a "Bond") are being made available as six-year promissory notes, paying a fixed rate of 5% interest per annum. All interest is accrued and payable upon maturity. At maturity, Bondholders can elect a cash payment of principal and accrued interest or can elect to convert all or part of the debt into bottled, barrel-strength, premium Bourbon or Rye whiskey. Each bottle will be signed by the Master Distiller, numbered, and marked with the Bondholder's name, barrel, and bottle number.

This is an opportunity where we believe the market risk is mitigated by an inventory of insured barrels of maturing whiskey, which historically increase in value as they age. These barrels contain a premium commodity that, currently, is easily traded and has a growing worldwide demand.

Each of the Bourbon and Rye Whiskies will be produced by an experienced team of Distillers and Sensory Advisors at Cleveland Whiskey. Distillation will occur at the new and expanded Distillery under construction in the Flats South section of Cleveland, Ohio.

The purpose of the Bond offering is to fund the historical rehabilitation and build-out of the new facility and is part of a larger package of funding, including historical tax credits, government grants, conventional debt, and operational cash flow.

The Bonds are open to private and corporate investors and offer a competitive fixed return of 34% after six years. A considerably more significant return of up to 170% is available if the Bond is converted to bottled, single barrel whiskey (based on the assumptions outlined below).

HOW IT WORKS

The Whiskey Bond

The Bond is a loan provided by the investor to the Company. In turn, the Company uses these funds as working capital to provide for building expansion, acquisition of necessary equipment and the production of distillate for barrel maturation, bottling and future sale.

The facility itself is part of a strategic plan to expand production, gain additional distribution and create equity value in the Company for potential exit scenarios and/or investor liquidity.

The Term

The term of the Bond is six years. The day that you invest in the Bond is your entry date, and six years from that date, your Bond matures – that is your exit date. Your original capital and accrued interest will be repaid on the last day of the month in which your exit date falls unless you elect to convert the Bond to bottled whiskey (see **Conversion Option** below).

The Rate of Return

The rate of return on your Bond is fixed at 34% and is repaid along with your original capital at the end of the six-year term. The fixed return of 34% is the equivalent of a 5% annual return with interest compounded yearly. Payout, at maturity, with an initial investment of $5,000 would be $6,700.49.

Who can invest in the Bond?

Any individual or company can invest in the Bond. Under applicable regulations, there may be limits on the amount you can invest based on your assets and current income. This offering is available through concurrent Regulation Crowdfunding and Regulation D, Rule 506(c) which allows additional flexibility for accredited investors.

Each Bond is priced at $5,000 per investment unit. The minimum investment in the Bond is $1,000 which represents a fractional one-fifth (20%) interest in a single Bond/Investment Unit.

Is the investment backed by Company assets?

Your capital and interest, beginning in 2022, are backed by barrels of maturing whiskey. When you invest in the Bond, the Company will commit to the distillation and barreling of new whiskey distillate in amounts equivalent to one barrel for each investment unit.

This whiskey is specifically designated and held separately from general production barrel inventory until your Bond is repaid in full, capital and interest, and/or your conversion option is elected.

About the Whiskey

Bond investors may choose investment units, full and/or fractional in bourbon and/or rye whiskey distillates which are subsequently matured in new, charred American white oak barrels. These barrels will be traditionally aged for approximately four years, and subsequently finished utilizing proprietary Company technology with air-dried, locally harvested, and sustainable black cherry wood. Subsequent to investment funding, each investor will be contacted via e-mail in order to choose whether their investment units are held in bourbon or rye whiskey.

Note that these barrels will be the very first that will be distilled and matured at our new Flats South Facility currently under construction. It is expected that the initial distillations will occur in late 2021. Each new-fill barrel will be produced and assigned in the order to which the Bondholder investment was made. Each barrel is then subsequently numbered, labeled, and inventoried with a record of the Bond owner, date of fill and Distilled Spirits Producer Federal ID number (DSP-OH-20001). Barrels will be stored and insured in our licensed and Federally bonded space.

Mash bill for the Whiskey Bond Bourbon is 75% corn, 21% rye and 4% barley malt, which is consistent with the current Company Bourbon offerings which have won a total of 68 medals and awards, including 29 Gold, Double Gold and Best of Show.

The Rye Whiskey is produced with a mash bill of 95% rye grain and 5% barley malt. The recipe is currently utilized in the Cleveland Underground Rye which, although only recently released, has already won a total of 7 medals at Distilled San Diego, SIP Awards, San Francisco World Spirits Competition, Denver International Spirits Competition, and The Fifty Best Rye Whiskeys. This recipe is also used in our highly regarded and higher-proof, Investors Rye. Where possible, locally sourced grain is utilized.

What is the level of risk?

All investments carry a degree of risk so always consult with your advisor regarding your risk profile.

Is the Bond regulated?

Sale of the Whiskey Bond under Regulation Crowdfunding and Regulation D, Rule 506(c) is regulated. The Company and this offering are in full compliance including necessary SEC filings and disclosures.

Conversion Option

Upon maturity, you may elect to convert your Bond in whole, or in part, into bottles following Federal/TTB and State of Ohio requirements for bottle content, fill level, proof, and labeling.

If the conversion option is elected, the Bond (or fraction held) will be converted at a rate of 135 liters of cask strength (+/- 116 proof) spirits, or the equivalent of one hundred and eighty (180) 750 ml bottles per Bond. This accounts for the expected angel's share and processing loss from each barrel. Bottles will be filled at cask-strength, non-chill filtered and hold a single-barrel designation. The number of bottles available to each Bondholder will be determined by the amount of the original Bond and the portion of the Bond the Bondholder elects to convert, although all conversions must be in 18-bottle increments (with a minimum of 18 bottles required for conversion).

By default, all Bonds will be paid at maturity in cash, without conversion. The conversion option must be elected on or before 90 days prior the exit date to allow for bottle production and the Company will provide a means of making this election.

All bottles are fully tax-paid (Federal, Ohio and City of Cleveland) at current tax rates and will be made available for pick-up at the Distillery location. Given the current and active state of favorable changes being made in shipping regulations it is expected, although not guaranteed, that by the maturity date, the Company will be able to ship bottles direct to Bondholders.

Any and all shipping costs plus any non-Ohio State/Local taxes and/or increases in Federal Excise taxes that may be due as of a Bond's conversion will be additional and payment will be required prior to shipment. Domestic shipping only.

Value of Conversion

Non-chill filtered, single-barrel, limited production with restricted distribution and personalized labels as well as a minimum age of 4 years in the barrel and pressure-aging® post processing with sustainable, air-dried black cherry wood supports an expected market price of $75 per 750 ml bottle.

Comparable products currently on the market would include Bookers ($84.99), High West Bourye ($79.99), Jefferson's Ocean Cask ($94.99), Woodford Reserve Batch Proof ($129.99) and Angels Envy Rye ($94.00). Individual bottle pricing shown is the Ohio Division of Liquor Control published retail price effective 8.1.20.

Assuming a value of $75 per 750 ml bottle, a single Bond of $5,000 with 100% conversion yields one hundred and eighty (180) 750 ml cask-strength bottles with a total market value of $13,500, representing a 170% return to the investor.

Partial conversions of either full or fractional units provide investors the opportunity to take part of their principal and accrued interest as both bottled whiskey and cash.

Here are a few examples:

Investment	$ 5,000	$ 5,000	$ 5,000	$ 5,000	$ 1,000	$ 1,000	$ 1,000
Conversion %	100%	0%	50%	10%	100%	50%	0%
Bottles at Conversion	180	0	90	18	36	18	0
Total Value	$ 13,500	$ 6,700	$ 10,100	$ 7,380	$ 2,700	$ 2,020	$ 1,340
Return	170%	34%	102%	48%	170%	102%	34%

Full Unit Bondholders (investment increments of $5,000 per unit)

a. With an investment of $5,000 the Bondholder can elect for a full cash payout at maturity of both principal and accrued interest, receiving a total of $6,700 for each unit purchased, with an overall return of 34%.

b. A 10% partial conversion retroactively adjusts the initial interest accruing principal to $4,500, yielding eighteen (18) 750 ml bottles with an expected market value of $1,350 in addition to a cash payment reflecting the adjusted principal and accrued interest of $6,030. Value of the total return, based on an initial investment of $5,000 would be $7,380, providing a return of 48%.

c. A full 100% conversion provides a total of one hundred and eighty (180) 750 ml cask strength, single barrel bottles with a market value of $13,500 and an overall return of 170%. The bottles are non-chill filtered and personalized with the Bondholders' name.

Fractional Unit Bondholders (investment increments of $1,000, less than $5,000 in total)

a. A fractional investor holds the same option as full unit Bondholders, albeit at a smaller scale. With a minimum investment of $1,000, the investor can elect for a full cash payout at maturity of both principal and accrued interest, receiving a total of $1,340 with an investment return of 34%.

b. With a minimum allowable conversion representing 18 bottles, the fractional unit Bondholder can select for a 50% conversion of their investment, received the remaining principal of $500 plus accrued interest on that principal of $170 for a total cash payment of $670. Market value of the eighteen (18) 750 ml bottles is $1,350 which combined with the cash payment provides a return of 102%. Note that investors with multiple fractional units have additional flexibility with respect to their conversion.

c. Alternatively, that same investor can elect for a full 100% conversion, receiving thirty-six (36) 750 ml bottles of barrel strength whiskey with a market value $2,700 per fractional unit which maximizes the return at 170%.

Investment Incentives

Bondholders who purchase one or more full investment units will be provided with a finished and engraved barrel head from each of their designated and assigned barrels. Each head is cleaned, prepared for wall hanging and engraved with the Company Logo, full name of the Bondholder, barrel fill date and barrel inventory number.

Since barrel heads are only available from empty barrels, heads are only available if the Bondholder elects for a full or fractional conversion on the designated barrel.

All investors in the Whiskey Bond will have their name and barrel number engraved on an American White Oak barrel stave which in turn will be made part of an architectural highlight within the new Distillery.

Summary

A competitive return, an asset-backed investment, and a whiskey conversion option; these are the key features and benefits of holding a Whiskey Bond.

The Bonds offer a fixed return of 34% after six years, with a significantly higher return of up to 170% if the Bond is converted to bottled spirits (and based on the assumptions above). The investment is backed by production commitments and new-fill barrels of the first bourbon and rye distillate produced at the new Cleveland Whiskey Distillery. Those very same barrels are what gives Bondholders the option to convert all or part of their investment into single-barrel, cask proof and personalized bottles.

Each investment unit is priced at $5,000 with a minimal investment of $1,000 for a fractional unit.

For additional information, contact:

Tom Lix, Founder and Chief Executive Officer
tlix@clevelandwhiskey.com

Reese Edwards, Chief Financial Officer
redwards@clevelandwhiskey.com